UNITED STATES

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PART III

MAR 0 2 2021

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SEC FILE NUMBER

8-68766

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 _____ AND ENDING 12/31/20 _____

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **XTELLUS CAPITAL PARTNERS, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

535 MADISON AVENUE, 5TH FLOOR

(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Zak   646-527-6363

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP

(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stephen Zak_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
XTELLUS CAPITAL PARTNERS, INC._____ , as

of DECEMBER 31_____, 20 20_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Stephen Zak (Feb 5 2021 14:15 EST)

_____
Signature

_____Chief Operating Officer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XTELLUS CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

With Reports of Independent Registered Public
Accounting Firm

XTELLUS CAPITAL PARTNERS, INC.
DECEMBER 31, 2020

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Xtellus Capital Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Xtellus Capital Partners, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Xtellus Capital Partners, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, Xtellus Capital Partners, Inc. has changed its method of accounting for credit losses in 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses*.

Basis for Opinion

This financial statement is the responsibility of Xtellus Capital Partners, Inc.'s management. Our responsibility is to express an opinion on Xtellus Capital Partners, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Xtellus Capital Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit presents a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Xtellus Capital Partners, Inc.'s auditor since 2011.
New York, New York
February 26, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

XTELLUS CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 7,255,311
Fail to deliver	13,130,786
Due from clearing broker	672,153
Accounts receivable	416,161
Right of use asset	234,224
Prepaid expenses	357,709
Leasehold improvements and equipment, net	133,024
Deferred tax asset	46,026
Security deposits and other assets	392,203
TOTAL ASSETS	$ 22,637,597

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Fail to receive	$ 13,130,786
Accrued expenses	3,522,802
Deferred revenue	1,083,333
Operating lease liability	273,112
Accounts payable	69,821
TOTAL LIABILITIES	18,079,854

Commitments and Contingencies (Note 3)

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding	4,400
Additional paid-in capital	1,389,489
Retained earnings	3,163,854
TOTAL STOCKHOLDERS' EQUITY	4,557,743
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 22,637,597

See accompanying notes to financial statement

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Xtellus Capital Partners, Inc. (the "Company"), was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was previously a member of the National Futures Association ("NFA") but has withdrew its membership in 2020.

The Company is registered as a FINRA member Broker-Dealer approved to effect certain securities transactions. The Company's primary business involves distribution of third-party research with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). In addition, the Company executes securities transactions in both U.S. and European securities to an institutional investor client base. The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully-disclosed basis with a registered clearing firm for the purpose of purchasing and selling U.S. equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 ("ASC 606"). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee income - Fee income consists of both a fixed and variable fee. The Company intermediates transactions, pursuant to Rule 15a-6, where a foreign institution executes or enters into securities based transactions involving non-U.S. securities with various U.S. institutional investors. Under ASC 606, the Company recognizes revenue when a trade takes place. The Company receives a performance based fee for the flow of transactions for which it acts as an intermediary.

The Company also recognizes a fixed advanced fee from a customer for its efforts in distributing foreign research in the U.S. Under ASC 606, the Company recognizes a straight-line amount of this fee each month as compensation for its distribution efforts.

Revenue recognition (continued)

Research - The Company primarily acts as an intermediary for a foreign broker-dealer's research in connection with the distribution of research reports to institutional investors in the U.S. as well as distributing its own research to foreign institutions. Under ASC 606, the Company recognizes a fixed amount from a foreign institution for its best efforts in distributing the foreign institution's research. The Company also recognizes a variable amount from U.S. institutions based upon the completion of the research being distributed to them, in accordance with ASC 606.

Referral Fee Income - The Company receives a quarterly referral fee for its efforts to introduce potential investment banking clients to another broker-dealer. In the event there is a successful transaction, the Company will receive and recognize a success fee in connection with the introduction. Under ASC 606, the quarterly fee is recognized evenly throughout each quarter as the Company is performing its obligations to make attempts to make introductions. In the event of a successful transaction, the Company recognizes revenue when the transaction is successfully closed.

Commission Income - The Company engages in riskless principal trading of securities for its own account as well as acting as an agent for customers. These transactions settle regular way and the Company typically flattens all positions by the end of the trading day. Under ASC 606, revenue is recognized when a trade takes place.

Private Placement Fee Income - The Company is engaged by private companies to raise capital in the form of private company securities in unregistered offerings to private investors. If the Company is successful in achieving the private companies capital raise, the Company is paid a fee for its efforts in finding the investors. Under ASC 606, the performance obligation is complete once the Company secures the funding from investors and the private issuer receives their capital. The Company recognizes revenue upon close of a transaction.

	Balance as of 12/31/2019	Additions for the year 12/31/2020	Revenue recognized for the year 12/31/2020	Balance as of 12/31/2020
Deferred Revenue:	$ 4,323,833	$ 2,925,000	$ 6,165,500	$ 1,083,333
Accounts Receivable:	$ 512,673	$ 7,291,775	$ 7,388,287	$ 416,161

<u>Timing of Revenue Recognition</u>

Services transferred over time	$ 6,165,500
Services transferred at a point in time	5,329,236
Total Revenues	$ 11,494,736

Depreciation

Depreciation of leasehold improvements and furniture and equipment is provided using the straight-line method over management's estimate of useful economic life. The following table explains the balances of leasehold improvements and equipment as of December 31, 2020:

	Cost	Accumulated Depreciation	Leasehold Improvements and Equipment
Leasehold Improvements	$ 313,121	$ 190,479	$ 122,642
Furniture & Equipment	19,603	9,221	10,382
Total	$ 332,724	$ 199,700	$ 133,024

4

Recently issued accounting standards

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses* (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

The Company has evaluated all subsequent events for recognition and disclosure through the date this financial statement was available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement.

XTELLUS CAPITAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 3. <u>COMMITMENTS AND CONTINGENCIES</u>

Operating Lease

Under U.S. GAAP, rent is recognized on a straight-line basis over the term of the lease and the Company recognizes a right of use asset and an operating lease liability in connection with the lease agreement. The lease asset and liability are discounted to the current period using the firm's incremental borrowing rate. The Company recognizes straight-line rent expense and as a result, amortized the lease liability for the first five months in connection with a provision in the lease agreement that allowed a five month free-rent period in 2019. The future cash payments are recorded as a decrease to the operating lease liability and the asset is amortized on a straight line basis to show an even rent expense for each subsequent period. The approximate minimum future rental payments required as of December 31, 2020, over the initial term of the sublease are as follows:

Year Ending December 31	Amount
2021	$ 279,990
Total	279,990
Less: effects of discounting	(6,878)
Lease liabilities recognized	$ 273,112
Weighted average remaining lease term	1 year

No additional leases were entered into in 2020. The lease agreement does not have a written renewal clause.

NOTE 4. <u>INCOME TAXES</u>

The following is a summary of the Company's provision for income taxes recorded for the year ended December 31, 2020:

Current tax provision:	
Federal	$ 45,181
State	(34,477)
Total current	$ 10,704
Deferred tax provision:	
Federal	$ 25,976
State	8,210
Total deferred	$ 34,186
Total income tax provision	$ 44,890

At December 31, 2020, the Company has recorded a deferred tax asset of approximately $46,000, which relates primarily to accrued straight-line rent expense recorded for financial statement purposes which are not currently deductible for income tax purposes.

The Company has adopted FASB ASC 740. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant taxing authorities would more likely than not uphold the position following an audit. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors.

The Company files income tax returns in the United States federal jurisdiction, New York State and New York City.

6

NOTE 5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule 15c3-1 (the "Rule"), and the Commodity Futures Trading Commission ("CFTC")'s Regulation 1.17, which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirements is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2020, the Company had net capital of $3,329,555, which exceeded its required net capital by $3,079,555.

NOTE 6. **SIGNIFICANT CUSTOMER**

The Company entered into agreements with VTB Capital PLC. ("VTB UK") to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States financial products and providing sales and distribution coverage and other services to its institutional investors.

Pursuant to its agreements with VTB UK, the Company provides assistance to VTB UK which includes providing certain research reports to, and effecting certain securities transactions with, institutional investors as well as referring VTB UK, on a best efforts basis, certain placement and investment banking activities. These services are more specifically set forth within the agreements and generally provide that the Company will be compensated for its services based on its agreement with VTB UK.

As part of the relationship with VTB UK, pursuant to SEC Rule 15a-6, the Company records trades that fail on the accompanying Statement of Financial Condition, should they occur.

At December 31, 2020, amounts failed to receive/failed to deliver consisted of the following:

Securities failed to receive (a)	$13,130,786
Securities failed to deliver	$13,130,786

(a) In the Company's role as an intermediary between foreign brokers and certain of their customers, the Company reflects and records unsettled transactions as fails to receive or fails to deliver, with a corresponding amount due to or due from customers.

NOTE 7. **INDEMNIFICATION**

The Company conducts business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to the agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully-disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions.

In connection with the agreement, the Company has funded a deposit of $100,000.

NOTE 8. **FAIR VALUE MEASUREMENTS**

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2020:

Securities Owned:	Level 1	Level 2	Level 3	Total
Equity Investments	$ -	$ -	$ 194,500	$ 194,500
Total Investments in Privately Held Companies	$ -	$ -	$ 194,500	$ 194,500

Level 3 investments are valued based on inputs that are unobservable and significant to the overall fair value measurement. Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when observable inputs are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE 9. **401(k) SAVINGS PLAN**
The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute approximately $88,000 to the plan for the year ended December 31, 2020, and has accrued this amount in accrued expenses, on the accompanying statement of financial condition, at December 31, 2020.

NOTE 10. **CREDIT RISK**
The Company maintains checking and savings accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation limit. At December 31, 2020, total amounts in excess of these limits are $6,755,311. The Company has not experienced any losses in the account.

NOTE 11. **RELATED PARTIES**

During the year ended December 31, 2021, the Company gave a loan to an affiliated entity in the amount of $80,000 ("the Loan"), which is included in security deposits and other assets on the accompanying statement of financial condition. The terms of the Loan are to be repaid once there is a liquidity event at the affiliated entity and there is no stated interest rate.

Additionally, the Company paid for certain expenses on behalf of the same affiliated entity. As of December 31, 2020, the Company was due $15,678 for expenses paid on behalf of the affiliated entity, which is included in accounts receivable on the accompanying statement of financial condition.

NOTE 12. **COVID-19**

During March 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus are uncertain at this time. The impact of financial market and the overall, all of which are highly uncertain, cannot be predicted by the Company. If financial markets and the overall economy are impacted for an extended period, the Company's result may be materially affected.

NOTE 13. **PPP LOAN**

From March 2020 to August 2020, the U.S. Federal Government issued a stimulus program due to the COVID-19 pandemic. The stimulus program was designed to give forgivable loans to qualified candidates called Pay Check Protection Program Loans ("PPP Loan"). The stimulus program allowed qualifying companies to apply for PPP Loans from banks and other lending institutions based upon the companies qualifying salary and rent expenses. If the PPP Loan was used to pay these qualifying expenses in a certain time period, companies were eligible to have these loans forgiven by the lender.

On May 1, 2020, the Company received a PPP Loan in the amount of $274,900. After using the proceeds of the PPP Loan for qualifying expenses, the Company applied for loan forgiveness and received approval from the lender to forgive the loan in December 2020.